

ALL AIRLINES ARE NOT ALIKE

Continental Airlines INC
2002 Annual Report

2002 Accomplishments

Fly to Win

- Increased domestic RASM (revenue per available seat mile) premium to 114.2% of industry average
- Continued to provide customers with inflight amenities, city ticket offices and Presidents Club lounges
- Increased fourth quarter eTicket sales to 77% of total ticket sales, up from 61% in fourth quarter 2001
- Led the industry with the most eTicket kiosks – more than 675 installed
- Reduced ticket distribution costs
- Expanded alliance opportunities with Delta, Amtrak, SNCF French rail

Fund the Future

- Ended the year with more than $1.3 billion in cash and short-term investments
- Completed largest-ever airline IPO with sale of part of ExpressJet Holdings stock in April
- Reduced mainline jet cost per available seat mile by 3.8%, exclusive of special items
- Achieved the highest EBITDAR margin of peer group network carriers
- Developed New York hub facility with unveiling of Concourse C3 and related projects
- Continued expansion of Houston hub with development of Terminal E
- Financed seven new Boeing aircraft at competitive rates

Make Reliability a Reality

- Finished first in on-time arrivals for five months
- Scored a record full-year on-time arrival rate for Continental
- Achieved highest completion factor among U.S. airline peers
- Achieved 103 days of zero flight cancellations
- Complied with all enhanced security directives

Working Together

- Named to *FORTUNE* magazine's list of "The 100 Best Companies to Work For" for the fifth consecutive year
- Listed as one of *Training* magazine's "Top 100 Companies for Training" for the third straight year
- Named to *Hispanic* magazine's "Hispanic Corporate 100" for the fifth straight year

Financial Highlights

(In millions, except per share data)	**2002**	2001	2000	1999	1998
Total Operating Revenue	$ 8,402	$ 8,969	$ 9,899	$ 8,639	$ 7,927
Total Operating Expenses	8,714	8,825	9,170	8,024	7,226
Operating Income (Loss)	(312)	144	729	615	701
Income (Loss) Before Income Taxes, Cumulative Effect of Accounting Changes, Minority Interest, Distributions on Preferred Securities and Special Items [1]	(361)	(385)	562	553	764
Net Income (Loss)	(451)	(95)	342	455	383
Basic Earnings (Loss) per Share	(7.02)	(1.72)	5.62	6.54	6.34
Diluted Earnings (Loss) per Share	(7.02)	(1.72)	5.45	6.20	5.02
Diluted Earnings (Loss) per Share Adjusted for Cumulative Effect of Accounting Changes and Special Items [1]	(4.52)	(4.79)	5.45	4.61	5.98
Cash and Short-Term Investments	1,342	1,132	1,395	1,590	1,399
Total Assets	10,740	9,791	9,201	8,223	7,086
Long-Term Debt and Capital Lease Obligations	5,222	4,198	3,374	3,055	2,480

[1] Special items in 2002 consist of a $242 million charge for fleet impairment related to our DC 10-30, MD-80 and turboprop fleets and a $12 million charge to write down our receivable from the U.S. government related to the finalization of the Air Transportation Safety and System Stabilization Act ("Stabilization Act") grant. Special items in 2001 included a $146 million charge for fleet impairment losses, costs associated with furloughs and company-offered leaves and other items. In addition, special items included a $417 million grant under the Stabilization Act. Special items in 1999 included a fleet disposition/impairment loss of $81 million and a net gain on the sale of non-strategic assets of $326 million (primarily Amadeus Global Travel Distribution S.A.) and in 1998 special items included a fleet disposition/impairment loss of $122 million.

Operating Statistics

(Mainline jet operations only, excluding regional jets operated by ExpressJet)	**2002**	2001	2000	1999	1998
Revenue Passengers (thousands)	41,016	44,238	46,896	45,540	43,625
Revenue Passenger Miles (millions) [a]	59,349	61,140	64,161	60,022	53,910
Available Seat Miles (millions) [b]	80,122	84,485	86,100	81,946	74,727
Passenger Load Factor [c]	74.1%	72.4%	74.5%	73.2%	72.1%
Passenger Revenue per Available Seat Mile	8.61¢	8.98¢	9.84¢	9.12¢	9.23¢
Operating Cost per Available Seat Mile [d]	9.22¢	9.58¢	9.68¢	8.98¢	8.89¢
Average Yield per Revenue Passenger Mile [e]	11.63¢	12.42¢	13.20¢	12.45¢	12.79¢
Average Price per Gallon of Fuel	69.97¢	78.24¢	84.21¢	46.56¢	46.83¢
Fuel Gallons Consumed (millions)	1,296	1,426	1,533	1,536	1,487
Aircraft in Fleet at End of Period [f]	366	352	371	363	363

[a] The number of scheduled miles flown by revenue passengers.
[b] The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.
[c] Revenue passenger miles divided by available seat miles.
[d] Excludes the applicable special items noted above.
[e] The average revenue received for each mile a revenue passenger is carried.
[f] Excludes aircraft that are either temporarily or permanently removed from service.



GORDON BETHUNE
Chairman of the Board
and Chief Executive Officer

LARRY KELLNER
President

To Our Co-workers, Customers and Stockholders:

The post-September 11th environment in which we find ourselves is the greatest challenge our industry has ever faced. During the best of times, our industry is fiercely competitive, capital and labor intensive, highly regulated and over-taxed. During the worst of times, as we are currently experiencing, we see multiple carriers fail and file for bankruptcy. Throughout 2002, Continental has continued to work through an industry restructuring that is not complete. Thankfully, we have the best people and a great product to help us through these difficult times.

Excess capacity in the industry, and the resulting uneconomic pricing, made 2002 even more difficult than it would otherwise have been. In addition, the Transportation Security Administration took over all domestic airport security with inefficient processes that discouraged air travel and crowded airport space, increased our costs and taxed the patience and wallets of our customers. However, TSA's performance and customer service have greatly improved since Admiral James Loy took charge of our nation's transportation security on November 18, 2002.

Adding further stress to our industry is the high price of jet fuel. At the printing date of this letter, the market for crude oil was over $37 a barrel, which is well in excess of the 20-year average of around $22 per barrel. Every $1 change in the price of crude oil affects Continental annually to the tune of about $36 million on a pre-tax basis.

"Nearly 90% of the workers surveyed at the end of last year for *FORTUNE* magazine said it was 'fun' to work at Continental – one reason the company made the magazine's list of 100 Best Places to Work..."

Time Magazine
(Inside Business bonus section, June 2002)

2002 saw the bankruptcy of United Air Lines and US Airways, and, including TWA, three of the top seven U.S.-based international carriers have filed for bankruptcy in the past two years. Today, TWA no longer exists, and United and US Airways are struggling in bankruptcy.

In contrast, Continental will continue to deliver what customers want and will pay for, while providing clean, safe and reliable transportation. As the industry changes, consumers will decide what they are willing to pay for with regard to frequency, scope and level of service. Some pundits have questioned the survivability of the hub-and-spoke system. These people are ignoring that the hub-and-spoke system is the only way to provide efficient and frequent travel between the world's hundreds of intermediate and small cities.

COMPLETION FACTOR 1998-2002
(Five-year average of peer airlines – annual completion percentage)



Continental 98.2%
Delta 97.5%
America West 97.4%
American 96.8%
US Airways 96.8%
United 96.5%
Northwest 96.4%

Source: Derived from U.S. Department of Transportation data

ON-TIME PERFORMANCE 1998-2002
(Five-year average of peer airlines – annual on-time percentage)



Continental 79.2%
Delta 78.2%
Northwest 77.7%
American 77.2%
US Airways 76.8%
United 73.4%
America West 72.2%

Domestic mainline jet flights arriving within 15 minutes of schedule

Source: Derived from U.S. Department of Transportation data

L›R Dina Rodriguez *Flight Attendant*, Lee S. Hong *Engine Inspector*, Doug Langbehn *757 Captain*



"Before the September 11 crisis, the only two American airlines making a profit were Southwest and Continental. The former still continues to be profitable, although by a narrow margin, and the latter is the one that loses least out of all the large airlines."

Expansión (Madrid)
(The United States and Europe should facilitate alliances between airlines, Sept. 27, 2002)

DOMESTIC REVENUE PREMIUM
(% of peer airline average revenue per available seat mile)



104.6%
108.2%
111.6%
112.7%
114.2%
98
99
00
01
02

Length-of-haul adjusted

We continue to be confident that we have the people and the perseverance to be standing tall when the storm is over, but it is not over yet. There will still be a sorting out that will significantly change the face of the industry, and Continental is well equipped to be a thriving survivor. Here is why:

Go Forward Plan

At the start of 2002 we encouraged you to stick with us as we stuck with our plan. As we have watched our competitors stumble (and sometimes fall) in these difficult times, the importance of operating with a clear, understandable plan, that allows everyone to know what the goals are and how we will measure success, has never been greater.

In addition, in times of great industry turmoil, there is no substitute for a straightforward plan that is grounded on core principles, easily understood by everyone, and flexible enough to accommodate the unexpected. The four cornerstones of our plan – Fly to Win (our market plan), Fund the Future (our financial plan), Make Reliability a Reality (our product plan) and Working Together (our people plan) – are as relevant today as they were when we conceived them in late 1994.

In the sections ahead we will review what we accomplished in 2002 and what we plan for 2003.

Fly to Win

Comparatively speaking, Continental did better than its major hub-and-spoke competitors in managing the challenges and recovering from the disruption of September 11th. Our strength for the last eight years has been flying people to the places they want to go, when they want to go there. We do this while providing





L>R Elsa Jandres *Food Production Associate,* Maxine Golonka *Customer Service Representative,* Joey Greathouse *Hub Operations Coordinator*

what the customer wants and is willing to pay for and by having a continuous focus on eliminating non-value-added costs. This focus drove our domestic unit revenue premium to the industry to 114.2% in 2002, while our mainline jet unit costs (holding fuel rate constant) actually declined 2.5% from 2001. Still, 2002 was financially a very difficult year. Excluding special charges of $161 million, we lost $290 million and had an operating loss of $58 million.

2002 PRE-TAX LOSS PER AVAILABLE SEAT MILE
(Cents/ASM)


CO
(0.45)
HP
(0.78)
NW
(0.81)
DL
(1.16)
AA
(1.83)
UA
(2.17)
US
(2.32)

Excludes non-recurring charges and government grant

In 2003, our goal – and it is a stretch goal – will be to make an operating profit. We will continue throughout the year to refine our business model, stay cost competitive and make sure we are offering a product that our customers are willing to pay for. But we will do this with a keen eye to treating our customers and co-workers fairly, as we do what is required to return to profitability. We recognize that, on a long-term basis, everybody wins when we make a profit, and without one, we could eventually follow other carriers into extinction.

During 2002, continental.com got a new look. The relaunched site includes several new features like "real-time" OnePass customer account information, online reward travel booking and a personalized homepage. Since the site went up, the number of bookings coming through continental.com has continued to grow, helping to drive down distribution costs.

We also implemented our new alliance with KLM Royal Dutch Airlines to give our customers broader and more convenient access to Europe and the Middle East through Schiphol Airport in Amsterdam. Additionally, we introduced the United States' first train-to-plane alliance with Amtrak. The Amtrak alliance gives passengers the opportunity to connect directly to the Newark Liberty International Airport monorail from numerous locations along the Northeast

L›R Kim Noakes *737 First Officer,* Bhadresh Rana *Customer Service Agent,* Deniece Anderson *Hub Operations Coordinator*







DISTRIBUTION EXPENSE
(Distribution expense as a % of revenue)



17.1%
16.2%
14.0%
12.7%
10.3%
98
99
00
01
02

Corridor rail line, and to earn OnePass mileage credit throughout the Northeast Corridor. Use of New Jersey Transit and Amtrak train service between Liberty and Manhattan's Penn Station continues to grow with over 3,000 passengers using the service on peak days. This service allows passengers to connect from Liberty's Terminal C to Manhattan's Penn Station in 30 minutes for less than $12 – much faster than, and about a fourth the cost of, a taxicab.

In 2003 we plan to implement our new expanded alliance with Northwest and Delta. This alliance promises to bring significant benefits to Continental and our customers as we compete in a more dynamic marketplace. In addition, we will have the opportunity to expand our world presence with the inclusion of Delta's international partners.

During 2003 we are implementing programs that will not only grow the size of our frequent flyer base, but also justify our customers providing us an ever-larger share of their travel budget because of the level of satisfaction our employees deliver.

Fund the Future

Despite industry uncertainty, in 2002 we continued to build the resources we need to navigate whatever the future brings. We ended 2002, a weak economic year, with a cash balance of $1.34 billion, short of our $1.5 billion goal, but a $210 million increase over 2001. In 2003, we want to build our cash balances to at least $1.5 billion, but we will continue to evaluate our cash target as the events of 2003 unfold.

We raised $447 million in April 2002 when we completed the initial public offering of ExpressJet, which operates our regional jet network as Continental Express. This was the largest airline IPO ever and we continue to hold 34 million







L›R **Dan Morales** *Managing Director of Technology,* **Kay Jennett** *Senior Executive Assistant to the CEO,* **Noelani King** *Reservations Rate Desk*

shares of ExpressJet (representing a remaining interest of 53.1%). We believe it is beneficial to both companies for Continental and ExpressJet to have separate ownership structures so that ExpressJet can independently pursue future growth opportunities. We therefore intend ultimately to dispose of our remaining shares, but we commit to our shareholders, as well as those of ExpressJet, to do so in a market friendly manner that maximizes value.

In addition to the ExpressJet IPO, in 2002 Continental completed $905 million of debt financings at a current annual interest cost of only $43 million. The financings included $200 million of 4.5% convertible bonds ($40 conversion price), $505 million of secured aircraft financing at a current rate of 5.3% and $200 million of secured parts financing at a current rate of less than 3.5%, including all costs and fees. These financings, when combined with an equity offering of $172 million in December 2001, provided the Company with $1.5 billion of critical liquidity in the post September 11th environment, without burdening the Company with onerous interest payment obligations.



L›R **Gerry Laderman** *Senior Vice President Finance and Treasurer,* **Jeff Misner** *Senior Vice President and Chief Financial Officer,* **Diane Dayhoff** *Staff Vice President Finance,* **Jim Summerford** *Vice President Financial Planning and Analysis*


Continental
Continental

GO FORWARD PLAN

Fly to Win

Achieve above-average profits in a changed industry environment. Grow the airline where it can make money and improve the business/leisure mix. Maximize distribution channels while reducing distribution costs and eliminating non-value-added costs.

Fund the Future

Manage our assets to maximize stockholder value and build for the future. Reduce costs with technology. Generate positive cash flow and improve financial flexibility by increasing our cash balance.



The Global Gateway project at our New York hub, Newark Liberty International Airport, included the opening of the Ramp Control Tower overlooking Continental's highly reliable terminal operations.

Make Reliability a Reality

Deliver an industry-leading product we are proud to sell. Rank among the top of the industry in the key DOT measurements: on-time arrivals, baggage handling, complaints and involuntary denied boardings.

Working Together

Help well-trained employees build careers they enjoy every day. Treat each other with dignity and respect. Focus on safety, make employee programs easy to use and keep improving communication. Keep pay and benefits competitive within our industry.

L›R Tarnue Gbelewala *Lead Customer Service Agent,* Juana Espinal *Interpreter,* Sherry Carter *Reservations Sales Agent*







"While Continental Airlines has devoted two years to a new seat for its best customers, it hasn't forgotten the millions more who fly in the back of the plane."
Newark Star-Ledger
($26,000 seat, March 13, 2002)

As a tribute to the September 11th victims, we were gratified by the recognition of the international significance of the Newark International Airport when it was renamed "Newark Liberty International Airport" after the Statue of Liberty. To assure a world-class facility, Continental constructed a new international arrivals facility at Liberty's Terminal C, and, along with the Port Authority of New York and New Jersey, built roadway and parking garage enhancements that make travel in and out of Liberty Airport significantly more convenient. The new international arrivals facility allows Liberty Airport to continue to grow as the key gateway to the United States, much like the airport's namesake was for many prior generations.

In Houston, we are building a new Terminal E at George Bush Intercontinental Airport. This $324 million project will add 20 gates to our Houston hub and provide a world-class international facility to expand our presence in Latin America. We expect to open part of the terminal this spring, with the remainder opening in

eTicket SALES
(Sales as a % of total sales)


18.3%
29.0%
41.1%
54.1%
59.5%
64.2%
97
98
99
00
01
02

eTicket KIOSKS & AIRPORTS


kiosks
airports
5
4
101
36
109
43
112
43
140
45
289
60
607
92
675
113
95
96
97
98
99
00
01
02



L›R Frank Coppola *Operations Director SOCC,* Ikuko Kitami *Airport Service Agent,* Jacquelyn Gilroy *International Flight Attendant*

December 2003. The Houston Airport System is constructing a new international check-in and arrivals facility that will be connected to both Terminals D and E, which they expect to complete in January 2005.

FLEET AGE
(Years, mainline & regional jet fleet only)



13.6
10.7
7.4
6.8
5.2
5.4
97
98
99
00
01
02

Finally, we continued to renew our fleet, as we took delivery of 20 new Boeing jets and 51 new Embraer regional jets during 2002. The average age of our fleet is only 5.4 years. In addition, ExpressJet retired its final turboprop aircraft in December 2002 and now operates an all-jet fleet with 188 regional jets as of December 31, 2002. In 2003, we expect to receive four new Boeing jets and 36 new Embraer regional jets. Good market timing in the second half of the 1990s enabled us to modernize and simplify our fleet when long-term financing rates were very favorable.

Make Reliability a Reality

We continued our focus on operational excellence in 2002 and ended the year with an industry-leading completion factor of 99.6%, completing 103 days without any flight cancellations. We also achieved a Continental record on-time arrival rate of 83.5%, more than two percentage points better than 2001. Our mishandled baggage ratio also improved 27% and our customer complaints decreased 37% as compared to 2001. During 2003, we will continue the same disciplined emphasis on operational performance that we have had for the last eight years.

Although we managed cash very carefully during 2002, we did not neglect important investments in our product. For example, we spent $15 million on new BusinessFirst seats for our Boeing 777 aircraft. The new seat is the widest business class seat in the world and offers a 170-degree recline while providing 6½ feet of sleeping space. We devoted nearly two years to developing the new seat and it has received rave reviews from the most important judges, our customers.

L›R Carrie Hart *Assistant Controller Corporate Accounting,* Maritza Diaz *Food Production Associate,* Robert Hackman, Jr. *Airport Sales Agent*







We also worked with Boeing to begin replacement of all cockpit doors with stronger, more impenetrable doors. We will have replaced all cockpit doors on our fleet by April 2003.

We further leveraged technology in 2002 and added our Airport of the Future counters, featuring eService check-in kiosks, to Bush Intercontinental Airport in Houston. All of our hub airports now have our latest customer-friendly technology. In December 2002, more than 70% of eligible customers used our curbside and eService check-in kiosks. Our eService kiosks allow our customers to quickly and efficiently check-in, change seats, request an upgrade, enter a frequent flyer number or purchase a new ticket. We have more than 675 Continental kiosks at 113 airports across the country, and this spring we plan to add Internet check-in capability as well.

Currently, 88% of our customers use an eTicket, and our interline eTicket partners include Northwest, United, American, Aloha, US Airways and America West.

L›R Monisa Cline *Managing Director National Corporate Sales,* Christy Rodgers *Managing Director Latin America Sales,* Dave Hilfman *Vice President Multinational Sales and Revenue Programs,* June Bennett *Vice President Sales*









L>R Stan Kiebus *Hub Operations Manager,* Paul Preap *Line Technician,* Cris Pereira-Mendes *International Flight Attendant*

We intend to add Delta as an interline eTicket partner in the spring of 2003. We remain very focused on using technology to make the customer experience faster and more convenient.

Working Together

Following the painful steps we had to take after September 11th to maintain a viable company, we wondered whether we could still be considered a great place to work when we had to eliminate 12,000 positions. We were grateful that the efforts we made to do a very painful task in the right way were recognized, as we again earned a coveted spot on *FORTUNE*'s list of the 100 Best Companies to Work For – the only airline to do so and our fifth consecutive year to make the list. We continue to enjoy positive morale and earn the trust of our co-workers by treating everyone with dignity and respect and by focusing on communicating openly, honestly and frequently. Our goal in 2003 is to be one of *FORTUNE*'s 100 Best Companies to Work For for a sixth straight year.

In 2002, we focused on getting the team back. Through the hard efforts of many, of the 12,000 positions that were eliminated on September 15, 2001, only 1,800 of our co-workers who want a job are still on furlough today. In addition, we have 2,500 co-workers who are on voluntary leaves of absence. We also concluded that in this environment we would not restore the 20% of mainline jet management and clerical jobs that we eliminated, so we remain at our reduced management complement. The decisions we made in September 2001 were very difficult and painful ones, but the harsh results of 2002 confirmed that these drastic steps were necessary for our survival.

COMPLETION FACTOR


98.2%
97.9%
98.1%
97.1%
99.6%
98
99
00
01
02

2001 completion factor was affected by the temporary shut-down of U.S. aviation and the resulting unplanned flight reductions

Source: Derived from U.S. Department of Transportation data

ON-TIME PERFORMANCE


77.3%
76.6%
78.1%
80.7%
83.5%
98
99
00
01
02

Domestic, mainline jet flights arriving within 15 minutes of schedule

Source: Derived from U.S. Department of Transportation data

L>R Joaquin Hernandez *Line Technician*, Patricia Hack *International Service Manager*, Sandra Thibodeaux *Crew Scheduler*







"Unlike other airlines, who have cut back on extras, Continental has continued to invest in passenger comfort, both in the air and on the ground."
24 Hours (Switzerland)
(Airline takes off despite aviation crisis, Oct. 1, 2002)

"Mr. Bethune repaired notoriously poor labor relations and reinvigorated the work force without layering on a lot of extra pay and perks. Today, despite continuing losses and a heavy debt load, Continental is one of the best performers among the major airlines and is expected to be one of the first to return to profitability."
The Wall Street Journal
(United's Attempt to Cut Costs Could Force Rivals to Follow, Feb. 25, 2003)

The industry will continue to struggle in 2003 to adjust wages, benefits, work rules and other costs to match the more limited revenue opportunities available to airlines in this new environment. As our industry restructures, we need to have wages, benefits and productivity that are competitive within our industry. No employee has been asked to reduce their pay since September 11th. In fact, in 2002 we concluded a new contract with our mechanics that provided them competitive wages and benefits. Additionally, in 2002 we made adjustments for our clerical, administrative, flight attendants and airport and reservation agents to keep them competitive. We plan to conclude a new contract with our pilots in 2003 that is fair to them and fair to the Company in this new environment.

Winning is defined as outperforming your competitors, and these hard times have not diminished our belief in incentive pay for great performance: we paid $630 to each of our co-workers in the form of on-time bonuses in 2002. We continue to have the best employees in the industry and we recognize that our future success is dependent on consistently providing an environment where our co-workers enjoy coming to work and are fairly rewarded in both base and incentive pay for their efforts.

In closing

2002 will be thought of as the year when the realities of September 11th and the changing competitive landscape in our industry became apparent. With three of the seven major U.S. international carriers filing for bankruptcy within a two-year period, the strength of the Continental franchise and our culture is clear.

This is not the old Continental that went bankrupt twice in ten years. After September 11th, over the toughest 15 months Continental and the industry ever faced, we actually increased our cash balance by $272 million, while honoring



L›R Walter Miller *MD80 Captain,* Jeannie Ariola *International Flight Attendant,* Jason Kaffee *Lead Customer Service Agent*

committed capital expenditures for airplanes and facilities. During the same 15 months, we maintained and improved our product integrity and continued to earn a place on *FORTUNE*'s 100 Best Companies to Work For list. We did all this while decreasing unit costs by eliminating those expenses that customers don't value.

We do not expect that all the challenges facing our industry will be resolved by the end of 2003. New challenges may present themselves, especially those that come with growing global unrest. There can be no assurance that even by the end of 2003 we will again be looking at a period of sustained profitability like we enjoyed from 1995-2000.

We are, however, confident that whatever the future holds for our industry, Continental has the best people, committed to the best plan, to make the very most of the assets with which we are entrusted. No matter how much flying or buying patterns change, Continental will continue to deliver the clean, safe and reliable air travel customers have always demanded, while providing them the extra features they are willing to pay for. We believe what we said a year ago is even more true today: "Stick with us, as we stick with our plan. As the future unfolds, you'll be glad you did."

"Travelers have noticed the difference at Continental. Howard Z. Brooks, travel manager at Sony Music Entertainment Inc., says Continental is picking up more of his business. Leslie Leventman, head of travel for MTV Networks, a unit of Viacom Inc., says workers have surprised her when they come back from trips with praise for Continental's food. 'It's a big deal that they're still providing food,' she says."

The Wall Street Journal
(Continental Airlines Keeps Little Things, And It Pays Off Big, Feb. 4, 2002)

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Larry Kellner
President

Board of Directors

Thomas J. Barrack, Jr.
Chairman and Chief Executive
Officer, Colony Capital LLC

Gordon Bethune
Chairman of the Board
and Chief Executive Officer
Continental Airlines, Inc.

David Bonderman
Managing Partner
Texas Pacific Group

Kirbyjon H. Caldwell
Senior Pastor
The Windsor Village –
United Methodist Church
Houston, Texas

Patrick Foley
Former Chairman, President
and Chief Executive Officer
DHL Airways, Inc.

Larry Kellner
President
Continental Airlines, Inc.

Douglas H. McCorkindale
Chairman, President
and Chief Executive Officer
Gannett Co., Inc.

George G. C. Parker
Dean Witter Distinguished
Professor of Finance and
Management, Graduate
School of Business
Stanford University

Richard W. Pogue
Former Senior Partner
and Managing Partner
Jones, Day, Reavis & Pogue

William S. Price III
Managing Partner
Texas Pacific Group

Donald L. Sturm
Chairman and Chief
Executive Officer
Sturm Group, Inc.

Karen Hastie Williams
Partner
Crowell & Moring LLP

Charles A. Yamarone
Executive Vice President
Libra Securities LLC

Executive Officers

Gordon Bethune
Chairman of the Board
and Chief Executive Officer

Larry Kellner
President

C.D. McLean



Executive Vice President
and Chief Operating Officer

Jeff Smisek



Executive Vice President
Corporate and Secretary

Mike Campbell
Senior Vice President
Human Resources and
Labor Relations

Jim Compton
Senior Vice President
Pricing and Revenue
Management

David Grizzle
Senior Vice President
Corporate Development

Glen Hauenstein
Senior Vice President
Scheduling

Gerry Laderman
Senior Vice President
Finance and Treasurer

Dante Marzetta
Senior Vice President
Airport Services

George Mason
Senior Vice President
Technical Operations

Debbie McCoy
Senior Vice President
Flight Operations

Jeff Misner
Senior Vice President
and Chief Financial Officer

Bonnie Reitz
Senior Vice President
Sales and Distribution

Barry Simon
Senior Vice President
International

K. Jun Tsuruta
Senior Vice President
Purchasing and
Materials Services

Ned Walker
Senior Vice President
Worldwide Corporate
Communications

Janet Wejman
Senior Vice President
and Chief Information Officer

Subsidiary Companies

Continental Micronesia, Inc.
Mark Erwin
President and
Chief Executive Officer

ExpressJet Holdings, Inc.
Jim Ream
President and
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis, as well as the financial statements and notes that follow, have been condensed from the full discussion and analysis, financial statements and notes included in our proxy statement for our 2003 annual stockholders' meeting.

Continental Airlines, Inc. is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the fifth largest United States airline (as measured by the number of scheduled miles flown by revenue passengers, known as revenue passenger miles, in 2002) and, together with our indirect 53.1%-owned subsidiary, ExpressJet Airlines, Inc. ("ExpressJet") and our wholly owned subsidiary, Continental Micronesia, Inc. ("CMI"), served 223 airports worldwide at January 31, 2003. As of January 31, 2003, we flew to 129 domestic and 94 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 15 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo as of January 31, 2003, and are one of the leading airlines providing service to Mexico and Central America, serving 28 cities, more destinations than any other United States airline. Through our Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

This summary annual report contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of such risks and uncertainties, please see the cautionary statements contained in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

Recent Developments

The current U.S. domestic airline environment is the worst in our history. Prior to September 2001, we were profitable, although many U.S. air carriers were losing money and our profitability was declining. The terrorist attacks of September 11, 2001 dramatically worsened the difficult financial environment and presented new and greater challenges for the airline industry. Since the terrorist attacks, several airlines, including United Air Lines and US Airways, have filed for bankruptcy. Although we have been able to raise capital, downsize our operations and reduce our expenses significantly, we have reported significant losses since the terrorist attacks, and current trends in the airline industry make it likely that we will continue to post significant losses for the foreseeable future. The revenue environment continues to be weak in light of changing pricing models, excess capacity in the market, reduced corporate travel spending and other issues. In addition, fuel prices have significantly escalated due to the threat of imminent military action against Iraq and continued political tension in Venezuela.

Absent adverse factors outside our control such as those described herein, we believe that our liquidity and access to cash will be sufficient to fund our current operations through 2003 (and beyond if we are successful in implementing our previously announced revenue generation and cost cutting measures, as well as additional measures currently being developed). However, we believe that the economic environment must improve for us to continue to operate at our current size and expense level beyond that time. We may find it necessary to further downsize our operations, ground additional aircraft and further reduce our expenses. We anticipate that our previously announced capacity and cost reductions, together with the capacity reductions announced by other carriers and capacity reductions that could come from restructurings within the industry, should result in a better financial environment by the end of 2003, absent adverse factors outside our control such as a further economic recession, additional terrorist attacks, a war affecting the United States, decreased consumer demand or sustained high fuel prices. However, we expect to incur a significant loss in 2003, regardless of such adverse factors.

Due in part to the lack of predictability of future traffic, business mix and yields, we are currently unable to estimate the long-term effect on us of the events of September 11, 2001, or the impact of any further terrorist attacks or a war involving United States forces against Iraq. However, given the magnitude of the unprecedented events of September 11, 2001 and their continuing aftermath, the adverse impact to our financial condition, results of operations, liquidity and prospects may continue to be material, and our financial resources might not be sufficient to absorb it or that of any further terrorist attacks or a war involving United States forces if the war were prolonged.

Among the many factors that threaten us and the airline industry generally are the following:

- A weak global and domestic economy has significantly decreased our revenue. Business traffic, our most profitable source of revenue, and yields are down significantly, as well as leisure traffic and yields. Some of our competitors are significantly changing all or a portion of their pricing structures in a manner that is revenue dilutive to us. Although we have been successful in decreasing our unit cost as our unit revenue has declined, we expect our operating margin to be negative for at least the first quarter of 2003 and to incur significant losses in that quarter and for the full year 2003.

- We believe that reduced demand persists not only because of the weak economy, but also because of some customers' concerns about further terrorist attacks and reprisals. The continued specter of a war with Iraq and unrest in the Middle East may decrease demand for air travel just as the Persian Gulf War did in 1990 and 1991. We believe that demand is further weakened by customer dissatisfaction with the hassles and delays of heightened airport security and screening procedures.

- Fuel costs rose significantly at the end of 2002 and are, and could remain, at historically high levels. Even though we have hedged approximately 95% of our fuel requirements for the first quarter of 2003, a war with Iraq, other conflicts in the Middle East, political events in Venezuela, or significant events in other oil-producing nations could cause fuel prices to increase further (or be sustained at current high levels) and may impact the availability of fuel.

- Although we reduced some of our costs during the last year and continue to implement cost-cutting measures, our costs cannot be decreased as quickly as our revenue has declined. In addition, as is the case with many of our competitors, we are highly leveraged, and have few assets that remain unpledged to support any new debt. Combined with reduced access to the capital markets, themselves already weakened by the state of the economy, there is the potential for insufficient liquidity if current conditions continue unabated for a sufficiently long period of time. We had approximately $1.3 billion of cash, cash equivalents and short-term investments at December 31, 2002.

- The nature of the airline industry is changing dramatically as business travelers change their spending patterns and low-cost carriers continue to gain market share. We have announced and are implementing plans to modify our product for the large segment of our customers who are not willing to pay for a premium product, to reduce costs and to generate additional revenue. Other carriers have announced similar plans to create lower-cost products, or to offer separate low-cost products (such as a low-cost "airline within an airline"). In addition, carriers emerging from bankruptcy will have significantly reduced cost structures and operational flexibility that will allow them to compete more effectively.

Results of Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for the three years ended December 31, 2002. We incurred a consolidated net loss of $451 million for the year ended December 31, 2002 as compared to a consolidated net loss of $95 million for the year ended December 31, 2001. Results for 2002 include a $242 million charge for the impairment of owned aircraft and the accrual of future obligations for leased aircraft permanently grounded. Results for 2001 included a $146 million charge for the impairment of owned aircraft and the accrual of future obligations for leased aircraft permanently grounded, costs associated with furloughs and company-offered leaves, and other charges related to special items. In addition, 2001 results included a $417 million grant under the Air Transportation Safety and System Stabilization Act.

Comparison of 2002 to 2001. Passenger revenue decreased 7.0%, $595 million, during 2002 as compared to 2001, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as the continuing weak economy. Yield was 6.4% lower in 2002 compared to 2001. Cargo, mail and other revenue increased 5.5%,

$28 million, in 2002 compared to 2001, primarily due to increased charter revenue and passenger related fees, offset by new security restrictions that reduced mail volumes.

Aircraft fuel expense decreased 16.8%, $206 million, in 2002 as compared to 2001. The average price per gallon decreased 10.6% from 78.24 cents in 2001 to 69.97 cents in 2002. Jet fuel consumption decreased 9.1% principally reflecting decreased flight operations due to the current industry environment and the fuel efficiency of our younger fleet. Landing fees and other rentals increased 9.0%, $52 million, in 2002 as compared to 2001 primarily due to higher landing fees resulting from rate increases and higher facilities rent, partially attributable to the completion of substantial portions of the Global Gateway project at Newark Liberty International Airport. Maintenance, materials and repairs expense decreased 16.2%, $92 million, during 2002 as compared to 2001 primarily due to the replacement of older aircraft with new aircraft that generally require less maintenance. Reservations and sales expense decreased 14.6%, $65 million, in 2002 as compared to 2001 principally due to lower credit card fees as a result of lower revenue. Commissions expense decreased 41.8%, $152 million, in 2002 compared to 2001 due to elimination of domestic base commissions and lower revenue. Passenger services expense decreased 14.7%, $51 million, in 2002 as compared to 2001 primarily due to improved baggage performance and a decrease in food costs caused by a decrease in passengers.

Interest expense increased 20.7%, $61 million, in 2002 compared to 2001 due to an increase in long-term debt primarily resulting from the purchase of new aircraft. Interest income decreased 46.7%, $21 million, in 2002 compared to 2001 due to lower interest rates. Other nonoperating income (expense) in 2001 included approximately $22 million of special charges related to the impairment of investments in two of our affiliates and the uncollectibility of related notes receivable as a consequence of the events of September 11, 2001, and $20 million of losses in certain of our investments in unconsolidated affiliates.

Minority interest of $28 million in 2002 represents the portion of ExpressJet Holdings, Inc.'s ("Holdings", the parent of ExpressJet) net income attributable to the 46.9% of Holdings that we do not own. This amount is based on Holdings' results of operations under the capacity purchase agreement. Under this agreement, we pay Holdings for scheduled block hours based on an agreed upon formula. Transactions between us and Holdings under the capacity purchase agreement are otherwise eliminated in the consolidated financial statements.

Comparison of 2001 to 2000. Passenger revenue decreased 9.1%, $851 million, during 2001 as compared to 2000, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as lower yields that had been affecting our business traffic prior to the attacks. Cargo, mail and other revenue decreased 13.4%, $79 million, in 2001 compared to 2000 primarily due to lower contract revenue from outside ground handling, lower freight and mail due to lower international volumes and security restrictions on our ability to carry freight and mail after the terrorist attacks.

Wages, salaries and related costs increased 5.1%, $146 million, during 2001 as compared to 2000, primarily due to higher wage rates. Due to the attacks of September 11, 2001, we reduced headcount significantly through furloughs and leaves of absence. Severance costs and related company-offered benefits are included in fleet impairment losses, severance and other special charges in the accompanying consolidated statements of operations. Aircraft fuel expense decreased 11.8%, $164 million, in 2001 as compared to 2000. The average price per gallon decreased 7.1% from 84.21 cents in 2000 to 78.24 cents in 2001. Jet fuel consumption decreased 7.0% principally reflecting decreased flight operations after September 11, 2001 and the fuel efficiency of our younger fleet. Aircraft rentals increased 7.0%, $59 million, in 2001 compared to 2000, due to the delivery of new aircraft. Landing fees and other rentals increased 9.2%, $49 million, in 2001 as compared to 2000 primarily due to higher facilities rent and landing fees resulting from increased operations prior to September 11, 2001. Maintenance, materials and repairs expense decreased 12.1%, $78 million, during 2001 as compared to 2000 due to the volume and timing of aircraft overhauls as part of our ongoing maintenance program, the mix of aircraft and the grounding of aircraft subsequent to September 11, 2001. Depreciation and amortization expense increased 16.2%, $65 million, in 2001 compared to 2000 due principally to the addition of new owned aircraft and related spare parts. Commissions expense decreased 30.8%, $162 million, in 2001 compared to 2000 due principally to lower revenue and lower base commissions due to commission caps.

Interest expense increased 17.5%, $44 million, in 2001 compared to 2000 due to an increase in long-term debt primarily resulting from the purchase of new aircraft, partially offset by lower rates on variable debt. Interest income decreased 48.3%, $42 million, in 2001 compared to 2000 due to lower average balances of cash and lower interest rates. Other nonoperating income (expense) in 2001 included approximately $22 million of special charges related to the impairment of investments in two of our affiliates and the uncollectibility of related notes receivable as a consequence of the events of September 11, 2001, and $20 million of losses in certain of our investments in unconsolidated affiliates. Other nonoperating income (expense) in 2000 included net losses of $44 million related to the portion of fuel hedges excluded from the assessment of hedge effectiveness.

Liquidity and Capital Resources

As of December 31, 2002, we had $1.3 billion in cash and cash equivalents and short-term investments, which is $210 million higher than at December 31, 2001. Cash and cash equivalents at December 31, 2002 included $62 million of restricted cash held by us and $121 million of cash held by ExpressJet. Cash flows used in operations for the year ended December 31, 2002 were $78 million compared to cash flows provided by operations of $545 million in 2001, due primarily to a $456 million decline in operating income over that time. Cash flows used in investing activities, primarily capital expenditures offset by purchase deposits refunded in connection with aircraft delivered, were $544 million for the year ended December 31, 2002. Cash flows provided by financing activities, primarily the proceeds from Holdings' initial public offering and the issuance of long-term debt, offset by payments on long-term debt and capital lease obligations, were $683 million for the year ended December 31, 2002.

We do not currently have any undrawn lines of credit and substantially all of our otherwise readily financeable assets are encumbered.

General 2002 Financings. In the first quarter of 2002, we issued $200 million of 4.5% convertible notes due February 1, 2007 for net proceeds of $195 million. The notes are convertible into our common stock at an initial conversion price of $40 per share. The notes are redeemable at our option on or after February 5, 2005, at specified redemption prices. The proceeds were used for general corporate purposes.

In April 2002, we received net proceeds of $447 million from Holdings' initial public offering and the sale of our shares of Holdings common stock. We contributed $150 million of our proceeds to our defined benefit pension plan and used the remainder of our proceeds for general corporate purposes. In connection with the offering, our ownership of Holdings fell to 53.1%. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell some or all of our shares of Holdings common stock in the future.

In December 2002, we closed an offering of $200 million of floating rate secured notes due December 2007 at a current annual interest rate of less than 3.5%, including all costs and fees. The notes are secured by certain of our spare parts inventory. The proceeds were used for general corporate purposes.

Aircraft and Facilities Financings. In March 2002, we completed the public offering of $329 million of pass-through certificates along with the private placement of $176 million of pass-through certificates, the proceeds of which were used to finance the acquisition cost of seven new owned aircraft delivered in the first half of 2002.

We have entered into agreements with the cities of Houston, Texas and Cleveland, Ohio, the New Jersey Economic Development Authority, the Port Authority of New York and New Jersey, the Hawaii Department of Transportation, the Regional Airports Improvement Corporation (in Los Angeles, California), and the Harris County (Houston) Industrial Development Corporation to provide funds for constructing, improving and modifying facilities that have been or will be leased to us and for acquiring related equipment. In connection therewith, we have unconditionally guaranteed the principal and interest on tax-exempt bonds issued by these entities with a par value in an original principal amount of approximately $1.6 billion and entered into long-term leases with the respective authorities under which rental payments will be sufficient to service the related bonds. The leases generally have terms ranging from 20 to 30 years. These leasing arrangements are accounted for as operating leases in the accompanying condensed consolidated financial statements.

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2002, we had firm commitments for 67 aircraft from Boeing, with an estimated cost of approximately $2.5 billion. The 67 aircraft are scheduled to be delivered between late 2003 and mid 2008, with four aircraft scheduled for delivery in the fourth quarter of 2003. We do not have backstop financing from Boeing or any other financing currently in place for the 67 aircraft. Deliveries of new Boeing aircraft are expected to increase aircraft rental, depreciation and interest costs while generating cost savings in the areas of maintenance, fuel and pilot training.

As of December 31, 2002, the estimated aggregate cost of ExpressJet's firm commitments for 86 Embraer regional jets was approximately $1.7 billion. In February 2003, ExpressJet and Embraer agreed in principle to amend ExpressJet's purchase agreement to slow the pace of regional jet deliveries. Based on this agreement in principle, ExpressJet currently anticipates taking delivery of 36 regional jets in 2003. ExpressJet does not have any obligation to take delivery of any of these firm Embraer aircraft that are not financed by a third party and leased to them or us.

We expect to fund our future capital commitments through internally generated funds together with general company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures or that, if necessary, we will be able to defer or otherwise renegotiate our capital commitments.

Flight Equipment

As shown in the following table, our operating aircraft fleet consisted of 366 mainline jets and 188 regional jets at December 31, 2002, excluding aircraft out of service. Our purchase commitments (firm orders) for aircraft, as well as options to purchase additional aircraft as of December 31, 2002 are also shown below.

Aircraft Type	Aircraft	Firm Orders	Options	Seats in Standard Configuration	Average Age (In Years)
777-200ER	18	—	3	283	3.3
767-400ER	16	—	—	235	1.3
767-200ER	10	—	2	174	1.8
757-300	4	11	11	210	1.0
757-200	41	—	—	183	5.9
737-900	12	3	12	167	1.3
737-800	77	38	35	155	2.8
737-700	36	15	24	124	4.0
737-500	65	—	—	104	6.7
737-300	58	—	—	124	16.1
MD-80	29	—	—	141	16.7
Mainline jets	366	67	87		7.0
ERJ-145XR	18	86	100	50	0.1
ERJ-145	140	—	—	50	2.6
ERJ-135	30	—	—	37	2.3
Regional jets	188	86	100		2.3
Total	554				5.4

Condensed Consolidated Statements of Operations

(In millions, except per share data)	Year Ended December 31, 2002	2001	2000
Operating Revenue:			
Passenger	$ 7,862	$ 8,457	$ 9,308
Cargo, mail and other	540	512	591
	8,402	8,969	9,899
Operating Expenses:			
Wages, salaries and related costs	2,959	3,021	2,875
Aircraft fuel	1,023	1,229	1,393
Aircraft rentals	902	903	844
Landing fees and other rentals	633	581	532
Maintenance, materials and repairs	476	568	646
Depreciation and amortization	444	467	402
Reservations and sales	380	445	455
Passenger services	296	347	362
Fleet impairment losses, severance and other special charges	242	124	—
Commissions	212	364	526
Other	1,135	1,193	1,135
Stabilization Act grant	12	(417)	—
	8,714	8,825	9,170
Operating Income (Loss)	(312)	144	729
Nonoperating Income (Expense):			
Interest expense	(356)	(295)	(251)
Interest capitalized	36	57	57
Interest income	24	45	87
Other, net	(7)	(65)	(60)
	(303)	(258)	(167)
Income (Loss) before Income Taxes and Minority Interest	(615)	(114)	562
Income Tax Benefit (Expense)	202	29	(219)
Minority Interest	(28)	—	—
Distributions on Preferred Securities of Trust, net of taxes	(10)	(10)	(1)
Net Income (Loss)	$ (451)	$ (95)	$ 342
Earnings (Loss) per Share:			
Basic	$ (7.02)	$ (1.72)	$ 5.62
Diluted	$ (7.02)	$ (1.72)	$ 5.45
Shares Used for Computation:			
Basic	64.2	55.5	60.7
Diluted	64.2	55.5	62.8

Condensed Consolidated Balance Sheets

(In millions)	December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents, including restricted cash of $62 and $30	$ 1,225	$ 1,132
Short-term investments	117	—
Accounts receivable, net	377	404
Spare parts and supplies, net	248	272
Prepayments and other	310	336
Total Current Assets	2,277	2,144
Property and Equipment, net	6,968	6,153
Routes and Airport Operating Rights, net	1,009	1,033
Other Assets	486	461
Total Assets	$ 10,740	$ 9,791
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 493	$ 355
Accounts payable	930	1,008
Air traffic liability	882	1,014
Accrued payroll and other current liabilities	621	569
Total Current Liabilities	2,926	2,946
Long-Term Debt and Capital Leases	5,222	4,198
Other Long-Term Liabilities	1,572	1,243
Commitments and Contingencies		
Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures of Continental	241	243
Minority Interest and Redeemable Preferred Stock of Subsidiary	12	—
Stockholders' Equity:		
Preferred stock	—	—
Class B common stock	1	1
Additional paid-in capital	1,391	1,069
Retained earnings	910	1,361
Accumulated other comprehensive loss	(395)	(130)
Treasury stock, at cost	(1,140)	(1,140)
Total Stockholders' Equity	767	1,161
Total Liabilities and Stockholders' Equity	$ 10,740	$ 9,791

Condensed Consolidated Statements of Cash Flows

	Year Ended December 31,		
(In millions)	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (451)	$ (95)	$ 342
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(179)	(40)	224
Depreciation and amortization	444	467	402
Fleet disposition/impairment losses	242	61	—
Changes in operating assets and liabilities	(138)	101	(4)
Other, net	4	51	(58)
Net cash (used in) provided by operating activities	(78)	545	906
Cash Flows from Investing Activities:			
Capital expenditures	(539)	(568)	(511)
Purchase deposits refunded (paid) in connection with aircraft deliveries	146	(95)	(63)
Sale (purchase) of short-term investments	(117)	24	368
Other	(34)	(15)	138
Net cash used in investing activities	(544)	(654)	(68)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt, net	596	436	157
Payments on long-term debt and capital lease obligations	(383)	(367)	(707)
Proceeds from sale of ExpressJet, net	447	—	—
Proceeds from issuance of preferred securities of trust, net	—	—	242
Purchase of common stock	—	(451)	(450)
Proceeds from issuance of common stock	23	241	92
Other	—	(11)	3
Net cash provided by (used in) financing activities	683	(152)	(663)
Net Increase (Decrease) in Cash and Cash Equivalents	61	(261)	175
Cash and Cash Equivalents – Beginning of Period [1]	1,102	1,363	1,188
Cash and Cash Equivalents – End of Period [1]	$ 1,163	$ 1,102	$ 1,363
Supplemental Cash Flows Information:			
Interest paid	$ 345	$ 314	$ 276
Income taxes paid (refunded)	(31)	(4)	7
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through the issuance of debt	908	707	808
Capital lease obligations incurred	36	95	53

(1) Excludes restricted cash

Notes to Condensed Consolidated Financial Statements

For a summary of challenges facing Continental and the airline industry, see the discussion in "Recent Developments" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 1 Summary of Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States. Certain of the principles involve selections among alternatives and choices of methods, which are described in the notes to the Company's audited consolidated financial statements included in the Proxy Statement for the 2003 Annual Meeting of Stockholders (Proxy Statement).

The accompanying condensed consolidated financial information and the notes below are a summary of those contained in the Company's audited consolidated financial statements included in the Proxy Statement.

Note 2 Long-Term Debt

Long-term debt as of December 31 is summarized as follows (in millions):

	2002	2001
Secured		
Notes payable, interest rates of 5.0% to 8.5%, payable through 2019	$ 3,446	$ 2,852
Floating rate notes, payable through 2014	1,203	854
Revolving credit facility, floating interest rate payable through 2004	190	190
Other	48	36
Unsecured		
Senior notes payable, interest rate of 8.0%, payable in 2005	195	200
Convertible notes, interest rate of 4.5%, payable in 2007	200	—
Other	125	124
	5,407	4,256
Less: current maturities	468	328
Total	$ 4,939	$ 3,928

Substantially all of our property and equipment is subject to agreements securing our indebtedness.

Maturities of long-term debt due over the next five years are as follows (in millions):

Year Ending December 31,	
2003	$ 468
2004	429
2005	638
2006	484
2007	734

Note 3 Operating Leases

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most aircraft operating leases include both renewal options and purchase options. Our leases do not include residual value guarantees.

At December 31, 2002, the scheduled future minimum lease rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows (in millions):

Year Ending December 31,	Aircraft	Non-aircraft
2003	$ 917	$ 337
2004	881	336
2005	902	357
2006	798	349
2007	795	358
Later years	7,194	5,891
Total minimum lease payments	$ 11,487	$ 7,628

Note 4 Preferred Securities of Trust

At December 31, 2002, we had 5,000,000 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or TIDES, outstanding. The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of Class B common stock at a conversion rate of $60 per share of Class B common stock. Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value and are included in Distributions on Preferred Securities of Trust in the accompanying condensed consolidated statements of operations. The proceeds, which totaled $242 million, are included in Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Subordinated Debentures of Continental in the accompanying condensed consolidated balance sheets.

Note 5 Stock Plans and Awards

Stock Options. The table below summarizes stock option transactions pursuant to our plans (share data in thousands).

	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	980	$ 36.34	7,468	$ 37.30	9,005	$ 32.69
Granted	6,079	$ 15.82	1,651	$ 49.47	1,514	$ 42.20
Exercised	(65)	$ 28.04	(1,612)	$ 31.48	(2,885)	$ 25.65
Cancelled	(123)	$ 35.45	(6,527)	$ 41.96	(166)	$ 34.35
Outstanding at end of year	6,871	$ 18.28	980	$ 36.34	7,468	$ 37.30
Options exercisable at end of year	3,856	$ 19.61	711	$ 35.66	3,318	$ 35.47

As of December 31, 2002, our indirect 53.1%-owned subsidiary, ExpressJet Airlines, Inc. ("ExpressJet"), has a separate stock option plan for the purchase of their separate stock of which 989,000 options were outstanding with a weighted-average exercise price of $15.96.

Employee Stock Purchase Plan. All of our employees are eligible to participate in our employee stock purchase program under which they may purchase shares of Class B common stock at 85% of the lower of the fair market value on the first day of the option period or the last day of the option period. During 2002, 2001 and 2000, 2,076,745, 710,394 and 481,950 shares, respectively, of Class B common stock were issued at prices ranging from $4.58 to $34.60 in 2002, $13.40 to $38.30 in 2001 and $27.73 to $38.30 in 2000. Currently, the employee stock purchase program has been suspended.

SFAS 123. We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". No stock-based employee compensation cost is reflected in net income (loss) for our stock option plans, as all options granted under our plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the pro forma effect on net income (loss) and diluted earnings (loss) per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-based Compensation", for the years ended December 31, 2002, 2001 and 2000.

(In millions, except per share data)	2002	2001	2000
Net income (loss), as reported	$ (451)	$ (95)	$ 342
Deduct/add back: total stock-based employee compensation (expense) income determined under SFAS 123, net of tax	(20)	6	(20)
Net income (loss), pro forma	$ (471)	$ (89)	$ 322
Earnings (loss) per share			
Diluted, as reported	$ (7.02)	$ (1.72)	$ 5.45
Diluted, pro forma	$ (7.33)	$ (1.61)	$ 5.13

Note 6 Employee Benefit Plans

We have noncontributory defined benefit pension and defined contribution (including 401(k) savings) plans. Substantially all of our domestic employees are covered by one or more of these plans. The benefits under the active defined benefit pension plan are based on years of service and an employee's final average compensation.

The following table sets forth the defined benefit pension plans' change in projected benefit obligation (in millions) at December 31,

	2002	2001
Projected benefit obligation at beginning of year	$ 1,543	$ 1,488
Service cost	114	94
Interest cost	114	117
Plan amendments	14	2
Actuarial losses	399	37
Benefits paid	(125)	(195)
Projected benefit obligation at end of year	$ 2,059	$ 1,543

The following table sets forth the defined benefit pension plans' change in the fair value of plan assets (in millions) at December 31,

	2002	2001
Fair value of plan assets at beginning of year	$ 956	$ 1,206
Actual loss on plan assets	(115)	(81)
Employer contributions	150	26
Benefits paid	(125)	(195)
Fair value of plan assets at end of year	$ 866	$ 956

Net periodic defined benefit pension cost for the year ended December 31 included the following components (in millions):

	2002	2001	2000
Service cost	$ 114	$ 94	$ 93
Interest cost	114	117	113
Expected return on plan assets	(95)	(118)	(103)
Amortization of prior service cost	19	22	18
Amortization of unrecognized net actuarial loss	33	12	3
Net periodic benefit cost	$ 185	$ 127	$ 124

Our defined contribution 401(k) employee savings plan covers substantially all domestic employees. Effective January 1, 2001, we amended the plan to increase the employer-matching contribution rate, which is made in cash. For the years ended December 31, 2002, 2001 and 2000, total expense for the defined contribution plan was $36 million, $34 million and $17 million, respectively.

We also have a profit sharing program under which an award pool consisting of 15% of our annual pre-tax earnings, subject to certain adjustments, is distributed each year to substantially all Continental employees (other than employees whose collective bargaining agreement provides otherwise or who participate in our management or officer bonus programs). The profit sharing expense included in the accompanying consolidated statements of operations for the year ended December 31, 2000 was $66 million. We paid no profit sharing to Continental employees in 2002 or 2001.

Note 7 Income Taxes

Income tax benefit (expense) for the years ended December 31 consists of the following (in millions):

	2002	2001	2000
Federal:			
Current	$ 40	$ —	$ 1
Deferred	152	28	(203)
State:			
Current	(10)	(5)	2
Deferred	21	7	(18)
Foreign:			
Current	(1)	(1)	(1)
Total income tax benefit (expense)	$ 202	$ 29	$ (219)

At December 31, 2002, we had estimated tax net operating loss ("NOLs") of $2.0 billion for federal income tax purposes that will expire through 2022. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs may be limited. Reflecting this limitation, we had a valuation allowance of $219 million and $245 million at December 31, 2002 and 2001. The change in valuation allowance during 2002 relates to previously reserved credits that expired in 2002 resulting in removal of both the deferred tax asset and the related valuation allowance. Also at December 31, 2002 and 2001, we had net deferred tax liabilities of $355 million and $518 million, respectively.

As of December 31, 2002, the Internal Revenue Service was in the process of examining our income tax returns for years 1998 and 1999, including the review of net operating loss carryforwards to those years. We believe that this audit will not result in a material adjustment to our financial statements.

Note 8 Special Items

We recognized fleet impairment losses in both 2002 and 2001, each of which was partially the result of the September 11, 2001 terrorist attacks and the related aftermath. As a result of the current U.S. domestic airline industry environment and our continuing losses, we determined that indicators of impairment were present in each year. We compared estimates of undiscounted cash flows estimated to be generated by each fleet type. Our cash flow estimates were based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying values of impaired aircraft and related items not recoverable were reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates.

For the year ended December 31, 2002, we recorded special charges totaling $242 million primarily related to the impairment of owned MD-80s and ATR-42s and the accrual for future lease payments, return conditions and storage costs for DC 10-30s, MD-80s, ATR-42s and EMB-120s which have been permanently grounded or were to be permanently grounded within 12 months following the charge.

In 2001, we recorded a $124 million charge for severance and other special charges including a fleet impairment loss of approximately $61 million associated primarily with the impairment of various owned aircraft and spare engines. The fleet impairment loss relates to DC 10-30, ATR-42, EMB-120 and Boeing 747 and 727 aircraft that we determined were impaired. This impairment of these fleet types was directly related to grounding of a majority, or in some cases all, of our aircraft within each of these fleet types.

On September 21, 2001, Congress passed, and the President subsequently signed into law, the Air Transportation Safety and System Stabilization Act ("Stabilization Act"), which provided, among other matters, for $5 billion in grants to compensate U.S. air carriers for losses incurred by the air carriers as a result of the September 11, 2001 terrorist attacks. The grants were for the direct losses incurred beginning on September 11, 2001, resulting from the FAA grounding, and for incremental losses incurred through December 31, 2001 as a direct result of the attacks. We recognized a $417 million grant under the Stabilization Act for the year ended December 31, 2001. In 2002, we recorded a charge of $12 million to write down our receivable from the U.S. government based on our final application. Our total cash receipts under the grant were $405 million.

Note 9 Commitments and Contingencies

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2002, we had firm commitments for 67 aircraft from Boeing, with an estimated cost of approximately $2.5 billion. The 67 aircraft are scheduled to be delivered between late 2003 and mid 2008, with four aircraft scheduled for delivery in the fourth quarter of 2003. We do not have backstop financing from Boeing or any other financing currently in place for the 67 aircraft.

As of December 31, 2002, ExpressJet had firm commitments for 86 Embraer regional jets with an estimated aggregate cost of $1.7 billion and options for an additional 100 Embraer regional jets exercisable through 2007. ExpressJet does not have any obligation to take any of these firm Embraer aircraft that are not financed by a third party and leased to them or us.

Financings and Guarantees. We are the guarantor of approximately $1.6 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon. These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies.

Employees. As of December 31, 2002, we had approximately 43,900 full-time equivalent employees, including approximately 18,640 customer service agents, reservations agents, ramp and other airport personnel, 7,960 flight attendants, 6,770 management and clerical employees, 5,920 pilots, 4,430 mechanics and 180 dispatchers. While there can be no assurance that our generally good labor relations and high labor productivity will continue, we have established as a significant component of our business strategy the preservation of good relations with our employees, approximately 43% of whom are represented by unions.

Legal Proceedings. We and/or certain of our subsidiaries are defendants in various lawsuits, including suits relating to certain environmental claims, and proceedings arising in the normal course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations and cash flows, it is our opinion, after consulting with counsel, that the ultimate disposition of such suits will not have a material adverse effect on our financial position, results of operations or cash flows.

Note 10 ExpressJet Initial Public Offering and Capacity Purchase Agreement

Initial Public Offering. In April 2002, ExpressJet Holdings, Inc. ("Holdings"), our then wholly owned subsidiary and the sole stockholder of ExpressJet, sold 10 million shares of its common stock in an initial public offering and used the net proceeds to repay $147 million of ExpressJet's indebtedness to us. In addition, we sold 20 million of our shares of Holdings common stock in the offering for net proceeds of $300 million. The sale of Holdings' shares and our shares in the offering was accounted for as a capital transaction resulting in a $291 million increase in additional paid-in capital and a $175 million increase in tax liabilities. We contributed $150 million of our proceeds to our defined benefit pension plan and used the remainder of our proceeds for general corporate purposes.

In connection with the offering, our ownership of Holdings fell to 53.1%. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell or otherwise dispose of some or all of our shares of Holdings common stock in the future. When our ownership of Holdings falls below 50%, we will deconsolidate Holdings from our financial statements.

Capacity Purchase Agreement with ExpressJet. Effective January 1, 2001, we implemented a capacity purchase agreement with ExpressJet. Under the capacity purchase agreement, ExpressJet currently flies all of its aircraft (which consist entirely of regional jet aircraft) on our behalf, and we handle scheduling, ticket prices and seat inventories for these flights. In exchange for ExpressJet's operation of the flights and performance of other obligations under the agreement, we pay them for each scheduled block hour based on an agreed formula designed to provide them with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by them. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses. Our payments to ExpressJet under the capacity purchase agreement totaled $1.1 billion and $980 million in 2002 and 2001, respectively. The payments made to ExpressJet under the agreement are eliminated in our condensed consolidated financial statements. However, the minority interest in Holdings' earnings reported as a deduction on our condensed consolidated statement of operations is based on Holdings' stand-alone earnings under the capacity purchase agreement.

ExpressJet's base fee includes compensation for scheduled block hours associated with some cancelled flights, based on historical cancellation rates constituting rolling five-year monthly averages. To the extent that ExpressJet's rate of controllable or uncontrollable cancellations is less than its historical cancellation rate, ExpressJet will be entitled to additional payments. As a result of a better-than-expected completion rate and other incentives in 2002, we paid ExpressJet an additional $18 million contributing to the increase in their overall operating margin to 13.6%.

The agreement currently expires on December 31, 2010. We may also terminate the agreement at any time upon a material breach by ExpressJet that does not constitute cause and continues for 90 days after notice of such breach, or without notice or opportunity to cure if we determine that there is a material safety concern with ExpressJet's flight operations. We have the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

Note 11 Quarterly Financial Data (Unaudited)

	Three Months Ended			
(In millions, except per share data)	March 31	June 30	September 30	December 31
2002				
Operating revenue	$ 1,993	$ 2,192	$ 2,178	$ 2,038
Operating income (loss)	(187)	(115)	46	(56)
Net loss	(166)	(139)	(37)	(109)
Diluted loss per share	$ (2.61)	$ (2.18)	$ (0.58)	$ (1.67)
2001				
Operating revenue	$ 2,451	$ 2,556	$ 2,223	$ 1,739
Operating income (loss)	76	137	87	(156)
Net income (loss)	9	42	3	(149)
Diluted earnings (loss) per share	$ 0.16	$ 0.74	$ 0.05	$ (2.58)

Report of Management

Continental Airlines, Inc. is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying condensed consolidated financial statements have been derived from the full consolidated financial statements included in our proxy statement for our 2003 annual stockholders meeting. The full consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect certain judgments and estimates of management.

The Company maintains a system of internal controls to provide reasonable assurance that its financial records can be relied upon in the preparation of financial statements and that its assets are safeguarded against loss or unauthorized use. The Company's internal audit program monitors the effectiveness of the internal controls and recommends possible improvements to management and the Board of Directors. Ernst & Young LLP, independent auditors, are engaged to audit the Company's financial statements. Ernst & Young obtains an understanding of the internal control structure and conducts the tests and other auditing procedures they consider necessary to render an opinion on the financial statements being audited. The Audit Committee of the Board of Directors, composed entirely of directors not employed by the Company and who meet the independence criteria required by the New York Stock Exchange, provides oversight of the financial reporting process through regular meetings with management, the Company's internal auditors and Ernst & Young.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Jeff Misner
Senior Vice President and Chief Financial Officer

Report of Independent Auditors

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Continental Airlines, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein) and in our report dated January 15, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Houston, Texas
January 15, 2003

Stockholder Information

Headquarters
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002
(713) 324-5000

Investor Information
To obtain a Form 10-K or other financial information, visit the Company's website at: continental.com or write:
Investor Relations
Continental Airlines, Inc.
P.O. Box 4607
Houston, TX 77210-4607

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Attn: Shareholder Services
melloninvestor.com
(888) 711-6201

Independent Auditors
Ernst & Young LLP
5 Houston Center
1401 McKinney
Houston, TX 77010

Common Stock
Our common stock trades on the New York Stock Exchange under the symbol CAL. The table (top right) shows the high and low sales prices for our common stock as reported in the consolidated transaction reporting system during 2002 and 2001.

2002	High	Low
1st Quarter	$ 35.25	$ 25.74
2nd Quarter	$ 30.50	$ 14.46
3rd Quarter	$ 16.00	$ 4.80
4th Quarter	$ 9.85	$ 3.59

2001	High	Low
1st Quarter	$ 57.88	$ 39.10
2nd Quarter	$ 51.95	$ 38.70
3rd Quarter	$ 52.32	$ 12.35
4th Quarter	$ 27.50	$ 14.85

As of January 31, 2003, there were approximately 21,903 holders of record of our common stock. We have paid no cash dividends on our common stock and have no current intention of doing so. Certain of our credit agreements restrict our and some of our subsidiaries' ability to pay cash dividends or repurchase capital stock by imposing minimum unrestricted cash requirements on us and limiting the amount of any dividends and repurchases when aggregated with other payments or distributions.

Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not United States citizens unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on the separate stock record if the amount so registered would exceed United States foreign ownership restrictions. United States law currently limits the voting power in us (and other U.S. airlines) of persons who are not citizens of the United States to 25%.

